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                                                                     EXHIBIT 4.1

            CORPORATE PROPERTY ASSOCIATES INTERNATIONAL INCORPORATED

             2003 DISTRIBUTION REINVESTMENT AND STOCK PURCHASE PLAN

         1. Participation; Agent. Corporate Property Associates International Incorporated 2003 Distribution Reinvestment and Stock Purchase Plan ("Plan") is available to shareholders of record of the common stock of Corporate Property Associates International Incorporated ("CPA(R):I"). Phoenix American Financial Services, Inc. ("Phoenix American") acting as agent for each participant in the Plan, will apply cash dividends which become payable to such participant on shares of CPA(R):I Common Stock (including shares held in the participant's name and shares accumulated under the Plan), to the purchase of additional whole and fractional shares of CPA(R):I Common Stock for such participant.

         2. Eligibility. Participation in the Plan is limited to registered owners of CPA(R):I Common Stock. Shares held by a broker-dealer or nominee must be transferred to ownership in the name of the shareholder in order to be eligible for this plan. Further, a shareholder who wishes to participate in the Plan may purchase shares through the Plan only after receipt of a prospectus relating to CPA(R):I's initial public offering of shares or a prospectus relating solely to the Plan. Supplemental Share purchases may occur only after the termination of CPA(R):I's initial public offering. A participating shareholder is not required to include all of the shares owned by such shareholder in the Plan, but all of the dividends paid on enrolled shares will be reinvested.

         3. Stock Purchases. In making purchases for the accounts of participants, Phoenix American may commingle the funds of one participant with those of other participants in the Plan. All shares purchased under the Plan will be held in the name of each Participant. In the case of each purchase on the open market, the price per share for each participant's account shall be deemed to be the average price of all shares purchased with the funds available from that distribution. Purchases will be made directly from CPA(R):I at the most recently determined net asset value ("NAV") per share. NAV is determined by adding the most recent appraised value of the real estate owned by CPA(R):I to the value of its other assets, subtracting the total amount of all liabilities and dividing the difference by the total number of outstanding shares. Phoenix American shall have no responsibility with respect to the market value of the CPA(R):I Common Stock acquired for participants under the Plan.

         4. Timing of Purchases. Phoenix American will make every reasonable effort to invest all dividends and additional cash contributions on the 15th day of the dividend paying month (or the first business day following the 15th if that day is not a business day), except where necessary to comply with applicable securities laws. If, for any reason beyond the control of Phoenix American investment cannot be completed within 30 days after the applicable dividend payment date, participants' funds held by Phoenix American will be distributed to the participant.

         5. Account Statements. Following the completion of the purchase of shares after each dividend, Phoenix American will mail to each participant an account statement showing the cash dividends, the number of shares purchased, the price per share and the participant's total shares accumulated under the Plan.

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         6. Expenses and Commissions. There will be no expenses to participants for the administration of the Plan. Brokerage commissions, as described below, and administrative fees associated with the Plan will be paid by CPA(R):I. Any interest earned on dividends while held by Phoenix American will be paid to the Company to defray costs relating to the Plan. Additionally, in connection with all purchases, the Company will pay to Carey Financial Corporation selling commissions of not more than five percent of the purchase price of shares purchased through reinvestment. Carey Financial Corporation may, in its sole discretion, reallow up to 5% per share of the selling commission to select dealers.

         7. Taxation of Dividends. The reinvestment of dividends does not relieve the participant of any taxes which may be payable on such dividends. In addition, any brokerage commissions and fees paid by CPA(R):I on behalf of the participant constitute additional dividend income. Total dividend income received from CPA(R):I along with brokerage commissions and fees paid on the participants behalf will be reported on an annual information return filed with the Internal Revenue Service. A copy will be sent to the participant, or the information will be shown on the participant's final account statement for the year.

         8. Stock Certificates. No share certificates will be issued to a participant.

         9. Voting of Shares. In connection with any matter requiring the vote of CPA(R):I shareholders, each participant will be entitled to vote all of the whole shares held by the participant in the Plan. Fractional shares will not be voted.

         10. Absence of Liability. Neither CPA(R):I nor Phoenix American or any of their officers, directors, agents or employees, shall have any responsibility or liability as to the value of CPA(R):I's shares, any change in the value of the shares acquired for any participant's account, or the rate of return earned on, or the value of, the interest-bearing accounts, if any, in which dividends are invested. Neither CPA(R):I nor Phoenix American shall be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims of liability (a) arising out of the failure to terminate a participant's participation in the Plan upon such participant's death prior to the date of receipt of such notice, and (b) with respect to the time and prices at which shares are purchased for a participant. NOTWITHSTANDING THE FOREGOING, LIABILITY UNDER THE FEDERAL SECURITIES LAWS CANNOT BE WAIVED. Similarly, CPA(R):I and Phoenix American have been advised that in the opinion of certain state securities commissioners, indemnification is also considered contrary to public policy and therefore unenforceable.

         11. Termination of Participation. A participant may terminate participation in the Plan at any time by written instructions to that effect to Phoenix American. To be effective on a dividend payment date, the notice of termination and termination fee must be received by Phoenix American at least 15 days before that dividend payment date. Upon receipt of notice of termination from the participant, Phoenix American may also terminate any participant's account at any time in its discretion by notice in writing mailed to the participant.

         12. Amendment and Termination of Plan. This Plan may be amended, supplemented or terminated by CPA(R):I at any time by the delivery of written notice to each participant at least 30 days prior to the effective date of the amendment, supplement or termination. Any amendment

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or supplement shall be effective as to the participant unless, prior to its effective date, Phoenix American receives written notice of termination of the participant's account. Amendment may include an appointment by CPA(R):I or Phoenix American with the approval of CPA(R):I of a successor agent, in which event such successor shall have all of the rights and obligations of Phoenix American under this Plan.

         13. Governing Law. This Plan and the Authorization Card signed by the participant (which is deemed a part of this Plan) and the participant's account shall be governed by and construed in accordance with the laws of the State of Maryland. This Agreement cannot be changed orally.

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